UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)

Quicksilver Resources, Inc.
(Name of Issuer)
Common Stock
(Title of class of securities)
74837R-10-4
(CUSIP number)
Anne Darden Self 801 Cherry Street Suite 3700, Unit 19 Forth Worth, Texas 76102 (817) 665-5008
(Name, address and telephone number of person authorized to receive notices and communications)
October 15, 2010
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74837R-10-4	13D	Page 2
1.	NAME OF REPORTING PERSON: Quicksilver Energy, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO and WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	41,677,288 (1)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	41,677,288 (1)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		41,677,288 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		24.5%
14.	TYPE OF REPORTING PERSON:		PN

(1)           Power is exercised through its sole general partner, Pennsylvania Management, LLC.

CUSIP No. 74837R-10-4	13D	Page 3

1.	NAME OF REPORTING PERSON: Pennsylvania Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO and WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	41,677,288 (1)(2)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	41,677,288 (1)(2)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		41,677,288 (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		24.5%
14.	TYPE OF REPORTING PERSON:		OO (limited liability company)

(1)        Power is exercised as sole general partner of Quicksilver Energy, L.P.
(2)        Power is exercised though its three members: Glenn Darden, Thomas F. Darden and Anne Darden Self.

CUSIP No. 74837R-10-4	13D	Page 4

1.	NAME OF REPORTING PERSON: Glenn Darden
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	PF and Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	3,597,811 (1)(2)(3)
	8.	SHARED VOTING POWER:	41,677,288 (4)
	9.	SOLE DISPOSITIVE POWER:	3,263,991 (1)(2)
	10.	SHARED DISPOSITIVE POWER:	41,677,288 (4)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		45,275,099 (1)(2)(3)(4)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		26.6%
14.	TYPE OF REPORTING PERSON:		IN

(1)	Includes 162,534 shares subject to options that were vested or will vest within 60 days following October 15, 2010.

(2)
Includes 32,594 shares represented by units Mr. Darden holds in a Unitized Stock Fund through Quicksilver Resources Inc.’s 401(k) as disclosed in QRI’s Proxy Statement filed with the Securities and Exchange Commission on April 7, 2010.

(3)	Includes 333,820 shares of unvested restricted stock as of October 15, 2010.

(4)
Represents or includes 41,677,288 shares owned by Quicksilver Energy, L.P., such shares beneficially owned by Mr. Darden solely in his capacity as a member of Pennsylvania Management, LLC, the sole general partner of Quicksilver Energy, L.P.  Mr. Darden disclaims beneficial ownership of the 41,677,288 shares owned by Quicksilver Energy, L.P., except to the extent of his pecuniary interest in them arising from his ownership interest as a limited partner of Quicksilver Energy, L.P., as a shareholder of Mercury Production Company, another limited partner of Quicksilver Energy, L.P. and as a member of Pennsylvania Management, LLC.

CUSIP No. 74837R-10-4	13D	Page 5

1.	NAME OF REPORTING PERSON: Thomas F. Darden
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	PF and Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	3,713,307 (1)(2)(3)
	8.	SHARED VOTING POWER:	41,677,288 (4)
	9.	SOLE DISPOSITIVE POWER:	3,379,487 (1)(2)
	10.	SHARED DISPOSITIVE POWER:	41,677,288 (4)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		45,390,595 (1)(2)(3)(4)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		26.6%
14.	TYPE OF REPORTING PERSON:		IN

(1)	Includes 162,534 shares subject to options that were vested or that will vest within 60 days following October 15, 2010.

(2)
Includes 100,660 shares represented by units Mr. Darden holds in a Unitized Stock Fund through Quicksilver Resources Inc.’s 401(k) as disclosed in QRI’s Proxy Statement filed with the Securities and Exchange Commission on April 7, 2010.

(3)	Includes 333,820 shares of unvested restricted stock as of October 15, 2010.

(4)
Represents or includes 41,677,288 shares owned by Quicksilver Energy, L.P., such shares beneficially owned by Mr. Darden solely in his capacity as a member of Pennsylvania Management, LLC, the sole general partner of Quicksilver Energy, L.P.  Mr. Darden disclaims beneficial ownership of the 41,677,288 shares owned by Quicksilver Energy, L.P., except to the extent of his pecuniary interest in them arising from his ownership interest as a limited partner of Quicksilver Energy, L.P., as a shareholder of Mercury Production Company, another limited partner of Quicksilver Energy, L.P. and as a member of Pennsylvania Management, LLC.

CUSIP No. 74837R-10-4	13D	Page 6

1.	NAME OF REPORTING PERSON: Anne Darden Self
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	PF and Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	2,254,609 (1)(2)(3)
	8.	SHARED VOTING POWER:	41,677,288 (4)
	9.	SOLE DISPOSITIVE POWER:	2,225,944 (1)(2)
	10.	SHARED DISPOSITIVE POWER:	41,677,288 (4)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		43,931,897 (1)(2)(3)(4)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		25.8%
14.	TYPE OF REPORTING PERSON:		IN

(1)	Includes 20,833 shares subject to options that were vested or that will vest within 60 days following October 15, 2010.

(2)
Includes 52,020 shares represented by units Ms. Self holds in a Unitized Stock Fund through Quicksilver Resources Inc.’s 401(k) as disclosed in QRI’s Proxy Statement filed with the Securities and Exchange Commission on April 7, 2010.

(3)	Includes 28,665 shares of unvested restricted stock as of October 15, 2010.

(4)
Represents or includes 41,677,288 shares owned by Quicksilver Energy, L.P., such shares beneficially owned by Ms. Self solely in her capacity as a member of Pennsylvania Management, LLC, the sole general partner of Quicksilver Energy, L.P.  Ms. Self disclaims beneficial ownership of the 41,677,288 shares owned by Quicksilver Energy, L.P., except to the extent of her pecuniary interest in them arising from her ownership interest as a limited partner of Quicksilver Energy, L.P., as a shareholder of Mercury Production Company, another limited partner of Quicksilver Energy, L.P. and as a member of Pennsylvania Management, LLC.

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements: (i) a statement on Schedule 13D filed by Quicksilver Energy, L.P. on March 12, 1999, and (ii) statements on Schedule 13D filed by Mercury Exploration Company, Glenn Darden, Thomas F. Darden and Anne Darden Self on March 12, 1999, as each such statement was amended on January 21, 2000, September 24, 2007 and January 9, 2009 (“Amendment No. 3”) (as so amended, the “Schedule 13D”).

All terms used in this Amendment No. 4, but not defined herein, have the meaning given to such terms in Amendment No. 3. The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 1.    Security and Issuer.

Item 1 is hereby amended and restated as follows:

This statement on Schedule 13D relates to the shares of Common Stock, par value $0.01 per share, of Quicksilver Resources Inc., a Delaware corporation (“QRI”). The principal executive offices of QRI are located at 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102.

Item 2.    Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)
Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby file this Schedule 13D on behalf of Quicksilver Energy, L.P., a Texas limited partnership (“QELP”), Pennsylvania Management, LLC, a Texas limited liability company (“Pennsylvania”), Glenn Darden, Thomas F. Darden and Anne Darden Self. QELP, Pennsylvania, Glenn Darden, Thomas F. Darden and Anne Darden Self are sometimes hereinafter referred to as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing, nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

(b)-(c)           Reporting Persons

QELP

QELP is a Texas limited partnership, the principal business of which is investment management. The principal business address of QELP, which also serves as its principal office, is 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102. The sole general partner of QELP is Pennsylvania.

Pennsylvania

Pennsylvania is a Texas limited liability company, the principal business of which is acting as the general partner of QELP. The principal business address of Pennsylvania, which also serves as its principal office, is 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102. The members of Pennsylvania are Glenn Darden, Thomas F. Darden and Anne Darden Self.

Glenn Darden

Glenn Darden’s business address is 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is President and Chief Executive Officer of QRI.

Thomas F. Darden

Thomas F. Darden’s business address is 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is Chairman of the Board of QRI.

Anne Darden Self

Anne Darden Self’s business address is 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102, and her present principal occupation or employment at such address is Vice President-Human Resources of QRI.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Glenn Darden, Thomas F. Darden and Anne Darden Self are citizens of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

QELP’s acquisitions and dispositions of QRI common stock, commencing with its first acquisition, are detailed in the following schedule, which also shows the source and amount of funds or other consideration paid in the case of all acquisitions:

Transaction Date	Number of Shares Acquired (Disposed of)	Description of Transaction	Source of Funds	Amount of Funds

12/31/03	3,030,861	Merger with QELC	N/A	N/A
06/30/04	3,030,861	Stock Dividend	N/A	N/A
06/30/05	3,030,861	Stock Dividend	N/A	N/A
10/06/06	512,490	Contribution from Trusts	N/A	N/A
10/06/06	13,117,935	Contribution from MEC	N/A	N/A
03/31/07	25,119	Gift	N/A	N/A
03/31/07	9,936	Gift	N/A	N/A
03/31/07	25,393	Gift	N/A	N/A
01/31/08	22,783,456	Stock Dividend	N/A	N/A
06/30/08	26,688	Gift	N/A	N/A
06/30/08	43,252	Gift	N/A	N/A
06/30/08	25,956	Gift	N/A	N/A
10/13/08	(1,200,000)	Sale	N/A	N/A
10/14/08	(680,524)	Sale	N/A	N/A
10/14/08	(210,551)	Sale	N/A	N/A
10/15/08	(8,845)	Sale	N/A	N/A
10/15/08	(1,885,600)	Sale	N/A	N/A
	41,677,288

Glenn Darden’s acquisitions and dispositions of QRI common stock, commencing with his first acquisition, are detailed in the following schedule, which also shows the source and amount of funds or other consideration paid in the case of all acquisitions:
Transaction Date	Number of Shares Acquired (Disposed of)	Description of Transaction	Source of Funds	Amount of Funds
01/01/98	2,356	Contribution of Assets for Stock	N/A	N/A
03/04/99	240,566	Stock Dividend	N/A	N/A
03/04/99	118,050	Merger Consideration	N/A	N/A
04/21/99	4,050	Open Market Purchase	PF	$25,950
05/11-21/99	1,200	Open Market Purchase	PF	$7,725
12/10/99	5,000	Open Market Purchase	PF	$19,988
12/20/99	(8,550)	Gifts	N/A	N/A
12/20/99	5,700	Gifts	N/A	N/A
02/08/00	(7,800)	Gifts	N/A	N/A
10/25/01	100	Open Market Purchase	PF	$1,410
02/01/02	5,100	Stock Grant	N/A	N/A
03/07/02	11,428	Option Exercise	PF	$99,995
06/30/04	377,200	Stock Dividend	N/A	N/A
02/08/05	6,092	Stock Grant	N/A	N/A
02/11/05	162,712	Option Exercise	PF	$300,008
02/23/05	(115,000)	Contribution to GRAT	N/A	N/A
05/27/05	(950)	Gifts	N/A	N/A
06/30/05	403,627	Stock Dividend	N/A	N/A
12/22/05	(44,300)	Gift	N/A	N/A
01/26/06	22,000	Stock Grant	N/A	N/A
02/24/06	24,999	Option Exercise	PF	$133,662
03/27/06	69,948	Distribution from GRAT	N/A	N/A
05/03/06	(69,948)	Contribution from GRAT	N/A	N/A
06/13/06	10,000	Open Market Purchase	PF	$299,800
01/01/07	42,000	Stock Grant	N/A	N/A
03/31/07	77,883	Distribution from GRAT	N/A	N/A
03/31/07	8,464	Gift	N/A	N/A
05/03/07	34,725	Distribution from GRAT	N/A	N/A
05/10/07	(112,608)	Contribution to GRAT	N/A	N/A
05/10/07	(8,464)	Contribution to GRAT	N/A	N/A
01/02/08	18,237	Stock Grant	N/A	N/A
1/31/08	1,283,817	Stock Dividend	N/A	N/A
02/11/08	33,048	Option Exercise	PF	$121,617
02/20/08	16,470	Stock Grant	N/A	N/A
04/10/08	(2,570)	Gift	N/A	N/A
06/30/08	42,858	Distribution from GRAT	N/A	N/A
06/30/08	60,677	Distribution from GRAT	N/A	N/A
06/30/08	8,652	Gift	N/A	N/A
10/24/08	(500,000)	Contribution to GRAT	N/A	N/A
01/02/09	201,007	Stock Grant	N/A	N/A
02/19/09	103,805	Stock Grant	N/A	N/A
05/10/09	181,467	Distribution from GRAT	N/A	N/A
06/03/09	500,000	Distribution from GRAT	N/A	N/A
11/16/09	34,126	Option Exercise	PF	$406,669
11/16/09	90,000	Option Exercise	PF	$495,450
01/01/10	(7,848)	Payment of Exercise Price or Tax Liability	N/A	N/A
01/02/10	(24,993)	Payment of Exercise Price or Tax Liability	N/A	N/A
01/04/10	76,279	Stock Grant	N/A	N/A

02/19/10	(12,613)	Payment of Exercise Price or Tax Liability	N/A	N/A
02/20/10	(2,002)	Payment of Exercise Price or Tax Liability	N/A	N/A
02/23/10	36,686	Stock Grant	N/A	N/A
	3,402,683

Thomas F. Darden’s acquisitions and dispositions of QRI common stock, commencing with his first acquisition, are detailed in the following schedule, which also shows the source and amount of funds or other consideration paid in the case of all acquisitions:

Transaction Date	Number of Shares Acquired (Disposed of)	Description of Transaction	Source of Funds	Amount of Funds

01/01/98	2,356	Contribution of Assets for Stock	N/A	N/A
03/04/99	240,566	Stock Dividend	N/A	N/A
03/04/99	118,900	Merger Consideration	N/A	N/A
05/06/99	3,500	Open Market Purchase	PF	$23,503
05/07/99	4,000	Open Market Purchase	PF	$27,453
05/10/99	1,000	Open Market Purchase	PF	$7,053
05/11/99	1,000	Open Market Purchase	PF	$7,115
05/12/99	500	Open Market Purchase	PF	$3,528
12/20/99	(5,700)	Gifts	N/A	N/A
12/20/99	5,700	Gifts	N/A	N/A
02/08/00	(5,200)	Gifts	N/A	N/A
04/24/01	465	Open Market Purchase	PF	$6,027
12/31/01	(1,230)	Gifts	N/A	N/A
02/01/02	5,100	Stock Grant	N/A	N/A
03/07/02	11,428	Option Exercise	PF	$99,995
03/05/03	(912)	Gifts	N/A	N/A
06/30/04	381,473	Stock Dividend	N/A	N/A
02/08/05	6,092	Stock Grant	N/A	N/A
02/11/05	162,712	Option Exercise	PF	$300,008
03/02/05	(115,000)	Contribution to GRAT	N/A	N/A
06/30/05	408,375	Stock Dividend	N/A	N/A
12/22/05	(33,000)	Gifts	N/A	N/A
01/26/06	22,000	Stock Grant	N/A	N/A
03/24/06	59,523	Option Exercise	PF	$453,541
03/27/06	74,996	Distribution from GRAT	N/A	N/A
05/03/06	(74,996)	Contribution to GRAT	N/A	N/A
12/20/06	(10)	Gift	N/A	N/A
01/01/07	42,000	Stock Grant	N/A	N/A
03/31/07	87,568	Distribution from GRAT	N/A	N/A
03/31/07	8,464	Gift	N/A	N/A
04/14/07	32,178	Distribution from GRAT	N/A	N/A
05/10/07	(119,746)	Contribution to GRAT	N/A	N/A
05/10/07	(8,464)	Contribution to GRAT	N/A	N/A
01/02/08	18,237	Stock Grant	N/A	N/A
01/31/08	1,333,875	Stock Dividend	N/A	N/A
02/20/08	16,470	Stock Grant	N/A	N/A
05/13/08	(10)	Gift	N/A	N/A
06/30/08	42,384	Distribution from GRAT	N/A	N/A
06/30/08	64,254	Distribution from GRAT	N/A	N/A
06/30/08	8,652	Gift	N/A	N/A
10/24/08	(115,290)	Contribution to GRAT	N/A	N/A
01/02/09	201,007	Stock Grant	N/A	N/A
2/19/09	103,805	Stock Grant	N/A	N/A
05/10/09	192,166	Distribution from GRAT	N/A	N/A
06/03/09	115,290	Distribution from GRAT	N/A	N/A
12/18/09	34,126	Option Exercise	PF	$406,669
12/18/09	54,000	Option Exercise	PF	$297,270

01/01/10	(7,848)	Payment of Exercise Price or Tax Liability	N/A	N/A
01/02/10	(24,993)	Payment of Exercise Price or Tax Liability	N/A	N/A
01/04/10	76,279	Stock Grant	N/A	N/A
02/19/10	(12,613)	Payment of Exercise Price or Tax Liability	N/A	N/A
02/20/10	(2,002)	Payment of Exercise Price or Tax Liability	N/A	N/A
02/23/10	36,686	Stock Grant	N/A	N/A
	3,450,113

Anne Darden Self’s acquisitions and dispositions of QRI common stock, commencing with her first acquisition, are detailed in the following schedule, which also shows the source and amount of funds or other consideration paid in the case of all acquisitions:

Transaction Date	Number of Shares Acquired (Disposed of)	Description of Transaction	Source of Funds	Amount of Funds

01/01/98	2,356	Contribution of Assets for Stock	N/A	N/A
03/04/99	240,567	Stock Dividend	N/A	N/A
03/04/99	114,450	Merger Consideration	N/A	N/A
12/20/99	(15,600)	Gifts	N/A	N/A
12/20/99	5,700	Gifts	N/A	N/A
02/08/00	(17,100)	Gifts	N/A	N/A
02/01/01	3,400	Stock Grant	N/A	N/A
08/31/01	10,000	Warrant Exercise	PF	$125,000
06/30/04	343,773	Stock Dividend	N/A	N/A
02/08/05	2,125	Stock Grant	N/A	N/A
03/14/05	(115,000)	Contribution to GRAT	N/A	N/A
06/30/05	287,336	Stock Dividend	N/A	N/A
08/23/05	(525)	Gifts	N/A	N/A
01/26/06	9,000	Stock Grant	N/A	N/A
02/24/06	12,501	Option Exercise	PF	$66,839
03/27/06	67,591	Distribution from GRAT	N/A	N/A
05/03/06	(67,591)	Contribution to GRAT	N/A	N/A
01/01/07	7,000	Stock Grant	N/A	N/A
03/31/07	79,516	Distribution from GRAT	N/A	N/A
03//31/07	8,464	Gift	N/A	N/A
05/03/07	33,772	Distribution from GRAT	N/A	N/A
05/10/07	(113,288)	Contribution to GRAT	N/A	N/A
05/10/07	(8,464)	Contribution to GRAT	N/A	N/A
12/24/07	(400)	Gift	N/A	N/A
01/02/08	2,300	Stock Grant	N/A	N/A
01/31/08	891,883	Stock Dividend	N/A	N/A
02/08/08	17,256	Option Exercise	PF	$63,502
06/30/08	41,682	Distribution from GRAT	N/A	N/A
06/30/08	61,017	Distribution from GRAT	N/A	N/A
06/30/08	8,652	Gift	N/A	N/A
10/24/08	(611,351)	Contribution to GRAT	N/A	N/A
01/02/09	25,936	Stock Grant	N/A	N/A
05/10/09	182,487	Distribution from GRAT	N/A	N/A
06/03/09	611,351	Distribution from GRAT	N/A	N/A
11/12/09	9,118	Option Exercise	PF	$108,656
11/12/09	42,000	Option Exercise	PF	$231,210
01/04/10	9,842	Stock Grant	N/A	N/A
	2,181,756

Item 4.    Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

The common stock of QRI was acquired and is being held by the Reporting Persons as an investment.  On October 15, 2010, QELP, Glenn Darden, Thomas F. Darden and Anne Darden Self (collectively the “Darden Family Interests”) sent a letter to the board of directors of QRI.  In the letter, the Darden Family Interests formally notified the directors of their interest in exploring strategic alternatives for QRI, which could include, among other things, a possible take private transaction of QRI by the Darden Family Interests.  The Darden Family Interests stated, in the letter, that while they were not in a position to provide the directors with their valuation of QRI at this time, and that there could be no assurance that a take private proposal by them would be forthcoming, they were fully aware and would expect that any such proposal made by them would involve a substantial premium to the current market price.  In the letter, the Darden Family Interests also requested that the directors amend QRI’s rights plan, so that the Darden Family Interests and another major stockholder, who had indicated a similar interest to the directors, SPO Partners & Co., could discuss strategic alternatives for QRI.  In addition, the Darden Family Interests asked for permission to share, subject to a customary nondisclosure agreement, certain nonpublic information of QRI with any financial advisors that they retained.

Item 5.    Purpose of Transaction.

Item 5 is hereby amended and restated as follows:

(a) – (b)   Reporting Persons

QELP

QELP beneficially owns 41,677,288 shares of the common stock of QRI, which constitutes approximately 24.5% of the outstanding shares of the common stock of QRI. QELP’s percentage of beneficial ownership was calculated by dividing the total number of shares of common stock beneficially owned by 170,355,422, which represents the total number of shares of QRI common stock outstanding as of July 30, 2010, according to the quarterly report on Form 10-Q of QRI for the quarterly period ended June 30, 2010, filed with the Securities and Exchange Commission on August 9, 2010. QELP has the sole power to vote or to direct the vote of 41,677,288 shares of QRI common stock, and the sole power to dispose or to direct the disposition of 41,677,288 shares of QRI common stock.

Pennsylvania

In its capacity as the sole general partner of QELP, Pennsylvania may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 41,677,288 shares of QRI common stock, which constitutes approximately 24.5% of the outstanding shares of the common stock. As the sole general partner of QELP, Pennsylvania has the sole power to vote or to direct the vote of 41,677,288 shares of QRI common stock, and the sole power to dispose or to direct the disposition of 41,677,288 shares of QRI common stock.

Glenn Darden

As a member of Pennsylvania, Glenn Darden may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 41,677,288 shares of QRI common stock held by QELP, which constitutes approximately 24.5% of the outstanding shares of QRI common stock. Mr. Darden shares the power to vote and dispose of these shares as a member of Pennsylvania. Mr. Darden disclaims beneficial ownership of the 41,677,288 shares of QRI common stock owned by QELP, except to the extent of his pecuniary interest in them arising from his ownership interest as a limited partner of QELP, as a shareholder of Mercury Production Company and as a member of Pennsylvania.

Mr. Darden has the sole power to vote or to direct the vote of 3,597,811 shares of QRI common stock (or approximately 2.1% of its outstanding shares), including the shares subject to the options described below,

32,594 shares represented by units in a Unitized Stock Fund held through the QRI 401(k) plan as disclosed in QRI’s Proxy Statement filed with the Securities and Exchange Commission on April 7, 2010, and 333,820 shares of unvested restricted stock as of October 15, 2010. Mr. Darden has the sole power to dispose or direct the disposition of 3,263,991 shares, including the shares subject to the options described below and the 32,594 shares represented by units in the Unitized Stock Fund through the QRI 401(k) plan.

Mr. Darden owns options to purchase 162,534 shares of QRI common stock that were vested or will vest within 60 days following October 15, 2010. Such options were issued to Mr. Darden under the QRI 1999 Stock Option and Retention Stock Plan and the QRI Amended and Restated 2006 Equity Plan.

Together, QELP’s shares, Mr. Darden’s directly held shares, his options to purchase shares of QRI common stock, and his 401(k) plan shares represent 26.6% of the total issued and outstanding shares of QRI.

Thomas F. Darden

As a member of Pennsylvania, Thomas F. Darden may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 41,677,288 shares of QRI common stock held by QELP, which constitutes approximately 24.5% of the outstanding shares of QRI common stock. Mr. Darden shares the power to vote and dispose of these shares as a member of Pennsylvania. Mr. Darden disclaims beneficial ownership of the 41,677,288 shares of QRI common stock owned by QELP, except to the extent of his pecuniary interest in them arising from his ownership interest as a limited partner of QELP, as a shareholder of Mercury Production Company and as a member of Pennsylvania.

Mr. Darden has the sole power to vote or direct the vote of 3,713,307 shares of QRI common stock (or approximately 2.2% of its outstanding shares), including the shares subject to the options as described below, 100,660 shares represented by units in a Unitized Stock Fund held through the QRI 401(k) plan as disclosed in QRI’s Proxy Statement filed with the Securities and Exchange Commission on April 7, 2010, and 333,820 shares of unvested restricted stock as of October 15, 2010. Mr. Darden has the sole power to dispose of or direct the disposition of 3,379,487 shares, including the shares subject to the options described below and the 100,660 shares represented by units in the Unitized Stock Fund through the QRI 401(k) plan.

Mr. Darden owns options to purchase 162,534 shares of QRI common stock that were vested or will vest within 60 days following October 15, 2010. Such options were issued to Mr. Darden under the QRI 1999 Stock Option and Retention Stock Plan and the QRI Amended and Restated 2006 Equity Plan.

Together, QELP’s shares, Mr. Darden’s directly held shares, his options to purchase shares of QRI common stock, and his 401(k) plan shares represent 26.6% of the total issued and outstanding shares of QRI.

Anne Darden Self

As a member of Pennsylvania, Anne Darden Self may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 41,677,288 shares of QRI common stock held by QELP, which constitutes approximately 24.5% of the outstanding shares of QRI common stock. Ms. Self shares the power to vote and to dispose of these shares as a member of Pennsylvania. Ms. Self disclaims beneficial ownership of the 41,677,288 shares of QRI common stock owned by QELP, except to the extent of her pecuniary interest in them arising from her ownership interest as a limited partner of QELP, as a shareholder of Mercury Production Company and as a member of Pennsylvania.

Ms. Self has the sole power to vote or direct the vote of 2,254,609 shares of QRI common stock (or approximately 1.3% of its outstanding shares), including the shares subject to the options described below, 52,020 shares represented by units in a Unitized Stock Fund held through the QRI 401(k) plan as disclosed in QRI’s Proxy Statement filed with the Securities and Exchange Commission on April 7, 2010, and 28,665 shares of unvested restricted stock as of October 15, 2010. Ms. Self has the sole power to dispose of or direct the disposition of 2,225,944 shares, including the shares subject to the options described below and the 52,020 shares represented by units in a Unitized Stock Fund held through the QRI 401(k) plan.

Ms. Self owns options to purchase 20,833 shares of QRI common stock that were vested or will vest within 60 days following October 15, 2010. Such options were issued to Ms. Self under the QRI 1999 Stock Option and Retention Stock Plan and the QRI Amended and Restated 2006 Equity Plan.

Together, QELP’s shares, Ms. Self’s directly held shares, her options to purchase shares of QRI common stock, and her 401(k) plan shares represent 25.8% of the total issued and outstanding shares of QRI.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of QRI common stock.

(c)
Except as set forth in this Amendment No. 4 to Section 13D, to the best of the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of QRI common stock during the past sixty (60) days.

(d)
The Reporting Persons affirm that no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of QRI common stock owned by the Reporting Persons.

(e)	N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

As detailed in the following table, QELP, Glenn Darden, Thomas F. Darden and Anne Darden Self have pledged portions of their directly owned shares of QRI common stock to financial institutions to secure loans made under credit facilities established by the Reporting Persons.  The occurrence of an event of default under a Reporting Person’s credit facility could result in the Reporting Person’s loss of voting power and investment power with respect to the shares pledged to secure such credit facility.

Reporting Person	Number of Pledged Shares	Date of Credit Facility	Financial

QELP	3,000,000	April 30, 2010	JPMorgan Chase Bank, N.A.
	3,685,861	November 3, 2005	Citigroup Global Markets Inc.
	3,000,000	November 13, 2009	Goldman, Sachs & Co.

Glenn Darden	282,712	April 30, 2005	Citigroup Global Markets Inc.
	561,000	September 14, 2007	Citigroup Global Markets Inc.

Thomas F. Darden	1,106,990	April 28, 2010	Frost National Bank
	1,000,000	March 12, 2010	Goldman, Sachs & Co.

Anne D. Self	100,000	July 12, 2004	Citigroup Global Markets Inc.

The information provided in Item 4 above is incorporated herein by reference.  As indicated in Item 5 above, each of Glenn Darden, Thomas F. Darden and Anne Darden Self is a holder of options issued under the QRI 1999 Stock Option and Retention Stock Plan and the QRI Amended and Restated 2006 Equity Plan. To the best knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) has any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of QRI, except as set forth above.

Item 7.                    Material to be Filed as Exhibits.

Exhibit A	Joint Filing Statement (filed herewith).
Exhibit 99.1	Letter dated October 15, 2010 from Quicksilver Energy, L.P. to the Board of Directors of Quicksilver Resources Inc.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2010
QUICKSILVER ENERGY, L.P.

	By:	PENNSYLVANIA MANAGEMENT, LLC, its general partner

	By:	/s/ Glenn Darden
	Name:	Glenn Darden
	Title:	Manager

PENNSYLVANIA MANAGEMENT, LLC

By:	/s/ Glenn Darden
Name:	Glenn Darden
Title:	Manager

/s/ Glenn Darden
Glenn Darden

/s/ Thomas F. Darden
Thomas F. Darden

/s/ Anne Darden Self
Anne Darden Self

Exhibit A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: October 17, 2010
QUICKSILVER ENERGY, L.P.

	By:	PENNSYLVANIA MANAGEMENT, LLC, its general partner

	By:	/s/ Glenn Darden
	Name:	Glenn Darden
	Title:	Manager

PENNSYLVANIA MANAGEMENT, LLC

By:	/s/ Glenn Darden
Name:	Glenn Darden
Title:	Manager

/s/ Glenn Darden
Glenn Darden

/s/ Thomas F. Darden
Thomas F. Darden

/s/ Anne Darden Self
Anne Darden Self